UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

17 March 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

DEMERGER OF SOUTH32 UNLOCKS SHAREHOLDER VALUE PRESENTATION

Attached are the presentation slides for a presentation that will be given by the BHP Billiton Chief Executive Officer, Andrew Mackenzie and the South32 Chief Executive Officer Elect, Graham Kerr shortly.

The Webcast for this presentation can be accessed at:

http://edge.media-server.com/m/p/rv6i5t5h

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

Escondida
Demerger of South32 unlocks shareholder value
Andrew Mackenzie Chief Executive Officer
17 March 2015
bhpbilliton
resourcing the future

bhpbilliton
resourcing the future
Important information and disclaimer
Nature of this presentation
The information contained in this presentation does not constitute a prospectus or other listing document in relation to BHP Billiton or the new company proposed to be demerged from BHP Billiton (‘South32’) in any jurisdiction and is summary information provided for information purposes only. Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which have been published today and are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange.
This presentation should not be relied upon in connection with voting on the proposed demerger. Information relating to the proposed demerger is set out in the Shareholder Circular. The Shareholder Circular is available on BHP Billiton’s website at www.bhpbilliton.com/demerger. Subject to applicable securities laws, shareholders may obtain printed copies of the Shareholder Circular and the Listing Document applicable to their jurisdiction (the ‘Disclosure Documents’) free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents and under “Important notices” at the start of the Shareholder Circular).
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction.
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines (including those that will become part of South32) described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability (or, as applicable, the ability of South32) profitably to produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we (or South32) produce; activities of government authorities in some of the countries where we (or South32) are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the Disclosure Documents.
Except as required by applicable regulations or by law, neither BHP Billiton nor South32 undertakes any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 2

bhpbilliton
resourcing the future
Important information and disclaimer (continued)
BHP Billiton non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Underlying EBIT margin and Net debt. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
South32 financial information
This presentation and/or the Disclosure Documents include historical combined financial information and pro forma financial information relating to South32. The historical combined financial information has been prepared by aggregating the historical financial information relating to the businesses that will be held by South32 as at the date of the demerger. The pro forma financial information has been prepared for the purpose of showing the impact of the demerger on South32’s financial performance and position. Details of the basis of preparation and presentation of the South32 financial information are set out in the Disclosure Documents.
The South32 financial information in this presentation and/or the Disclosure Documents include references to Underlying Earnings, Underlying EBIT and Underlying EBITDA, which are used to assess the performance of South32 and its businesses. Underlying EBITDA and Underlying EBIT are calculated based on the accounting policy that South32 proposes to use when discussing its operating results in future periods. The accounting policy proposed by South32 for calculating these measures differs from that currently used by BHP Billiton. Further information on the calculation of these measures is set out in the Disclosure Documents.
Presentation of data
Unless specified otherwise, all references to revenue, Underlying EBIT and Underlying EBIT margin include third party trading activities.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton or South32.
No financial or investment advice – South Africa
BHP Billiton and South32 do not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
No SEC or Exchange Act registration – United States
The demerger of South32 from BHP Billiton will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (‘Exchange Act’), and accordingly the South32 shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirements of the Exchange Act.
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 3

bhpbilliton
resourcing the future
Important information and disclaimer (continued)
Mineral and Coal Resources
This presentation includes information on FY14 Mineral or Coal Resources as compiled by: P. Whitehouse (MAusIMM) – WAIO and Samarco JV; M. Williams (MAusIMM) – Escondida, Pampa Norte, Antamina, Olympic Dam; B. Coutts (MAusIMM) – Cannington; J. Field (MAusIMM) – Queensland Coal, NSW Energy Coal, Cerrejón, Illawarra Metallurgical Coal, South Africa Energy Coal and New Mexico Coal; J. Engelbrecht (MAusIMM) – Worsley Alumina; R. Aglinskas (MAusIMM, employed by Mineração Rio do Norte) – MRN Mine; I. Espitia (MAusIMM) – Cerro Matoso; C. Nengovhela (SACNASP) and E.P. Ferreira (SACNASP) – South Africa Manganese; D. Hope (MAusIMM) – GEMCO; M. Menicheli (MAusIMM) – Nickel West; and J. McElroy (MAusIMM) – Jansen.
The above-mentioned persons are full-time employees of BHP Billiton at the time of reporting, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral or Coal Resources under the JORC Code. The compilers verify that this report is based on and fairly reflects the Mineral / Coal Resources information and agree with the form and context of the information presented. All tonnes and grade information has been rounded, hence small differences may be present in the totals.
FY14 information was reported under the ‘The JORC Code 2012 Edition’. The resource information in this presentation is extracted from the BHP Billiton 2014 Annual Report and Form 20-F submission (dated 25 September 2014), and the South32 Listing Documents Section 7.2 which are available at BHP Billiton’s website at www.bhpbilliton.com. BHP Billiton confirms that it is not aware of any new information or data that materially affects the information included in the original Australian Securities Exchange (ASX) market announcement and that all material assumptions and technical parameters underpinning the estimates in the relevant ASX market announcement continue to apply and have not materially changed. BHP Billiton confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original ASX market announcements. It is BHP Billiton’s opinion that all resources included have the potential to be recovered and sold.
Mineral / Coal Resource life is estimated from the resources converted to a run-of-mine basis using historical resources to reserves conversion divided by the FY14 production rate on a 100% basis. Nickel West deposits not in production use similar style Nickel West or study phase resource to reserve conversion factors. Jansen Mineral Resource life is based on aspirational potash capacity (10 Mtpa KCl) stated on a 100% basis. Resource life calculations are indicative only and do not necessarily reflect future uncertainties such as economic conditions, technical or permitting issues. Historical Mineral / Coal Resources to Ore / Coal Reserves conversion factors may not be indicative of future conversion factors.
Petroleum Resources
The estimates of petroleum 2P reserves and 2C contingent resources used to build the Asset Life graphic contained on slide 8 of this presentation are as of 30 June 2014 and are expressed on a net economic interest basis. Petroleum asset Resource life is calculated from the net remaining 2P Reserves plus 2C Resources as of 30 June 2014 divided by the net FY14 production.
BHP Billiton estimates proved reserves (1P) according to United States Securities and Exchange Commission (SEC) disclosure regulations and files these in our annual Form 20-F submission with the SEC. All unproved volumes are estimated using SPE-PRMS guidelines which allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. Under the PRMS guidelines 2P represents the sum of proved and probable reserves and denotes the best estimate scenario of reserves. The 1C category denotes the low estimate scenario of contingent resources, while 2C represents the best estimate scenario of contingent resources.
The estimates utilised are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP Billiton. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified petroleum reserves and resources evaluator under the Australian Securities Exchange (ASX) Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the petroleum reserves and contingent resources are presented.
Reserves and contingent resources estimates utilised have been estimated using deterministic methodology with the exception of the North West Shelf gas asset in Australia. For this project, probabilistic methodology has been utilised to estimate and aggregate the proved reserves dedicated to the gas project only and represents an increment of 30 MMboe above the deterministic estimate. Aggregates of reserves and contingent resources estimates have been calculated by arithmetic summation of field/project estimates by category. The aggregate proved reserves may be conservative due to the portfolio effects of arithmetic summation. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for the resources. The barrel of oil equivalent conversion is based on 6,000 scf of natural gas equals 1 boe. Estimates have not been adjusted for risk and exclude fuel required for operations. Unless noted otherwise, petroleum resources represents the sum of 2P reserves plus 2C contingent resources.
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 4

bhpbilliton
resourcing the future
The demerger will create two great companies
bhpbilliton resourcing the future
Focused on upstream, Tier 1 assets, we remain well diversified, resource long and option rich
Core portfolio of 19 assets with a smaller geographical spread and a higher proportion of common characteristics
Simplification facilitates greater focus on improving performance and drives substantial additional productivity benefits
SOUTH32
A globally diversified metals and mining company with a complementary portfolio of high quality assets, many among the largest in their sectors, but of a different scale to those in BHP Billiton’s core portfolio
Freedom to adopt a tailored strategy and regional operating model to facilitate cost reductions and improved productivity
No longer competing for capital with BHP Billiton’s core assets
Eligible BHP Billiton shareholders will receive one South32 share for each BHP Billiton share they own
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 5

BHP Billiton's portfolio will be simpler and more focused on its Tier 1 assets bhpbilliton
resourcing the future

	Today	Core portfolio[1]
Total assets	41	19
Operated mineral assets	20	7
Operated petroleum assets	10	5
Countries	13	8
Continents	6	3



Jansen project
Onshore US
Shenzi; Mad Dog; Atlantis
Angostura
Cerrejón
Antamina
Pampa Norte
Samarco
Escondida
North West Shelf
WAIO
Pyrenees; Macedon
Queensland Coal
NSW Energy Coal
Olympic Dam
Bass Strait
Petroleum and Potash
Copper
Iron Ore
Coal
Operated major project

1. Core portfolio includes: Western Australia Iron Ore (WAIO); Samarco; Queensland Coal (which comprises BHP Billiton Mitsubishi Alliance and BHP Billiton Mitsui Coal); NSW Energy Coal; Cerrejón; Escondida; Olympic Dam; Pampa Norte; Antamina; Onshore US; Shenzi; Mad Dog; Atlantis; Angostura; North West Shelf; Bass Strait; Pyrenees; Macedon; and the Jansen project. Following the demerger, Nickel West, New Mexico Coal and several smaller petroleum assets will remain in BHP Billiton's portfolio as non core.

Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 6 bhpbilliton resourcing the future
The demerger is expected to deliver significant benefits
With a simpler portfolio, BHP Billiton will streamline its organisational model by aggregating functional support and increasing the utilisation of global shared service centres
– estimated cost savings of ~US$100 million (pre-tax) per annum1
Following the demerger, BHP Billiton will be focused on its upstream, Tier 1 assets which have a greater proportion of common characteristics
– increases standardisation which enables leveraging of technical expertise and existing common systems
– expected to drive substantial productivity benefits in the longer term, beyond the US$4.0 billion per annum2 already targeted
A simple portfolio3
(copper equivalent production per employee, kt)
240
160
80
0
Peer 1
Peer 2
Peer 3
BHP Billiton
BHP Billiton ex South32
A high quality portfolio3
(Underlying EBIT margin, %)
40
20
0
Peer 1
Peer 2
Peer 3
BHP Billiton
BHP Billiton ex South32
Source: Company reports; BHP Billiton analysis.
1. 90% of BHP Billiton’s functional cost savings of US$100 million per annum are expected to be achieved by the end of FY17. One-off restructuring costs of ~US$55 million are expected to be incurred in connection with implementing these cost savings.
2. Represents planned annualised productivity-led gains to be delivered from our core portfolio only by the end of FY17, relative to FY14.
3. Production and employee numbers based on CY13; Underlying EBIT margin (which excludes third party trading) based on CY14. Peer group includes Rio Tinto, Anglo American and Glencore. Peer data estimated on a consistent basis with BHP Billiton based on public information.
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 7

A more focused portfolio can deliver stronger growth and margins bhpbilliton resourcing the future
Our core portfolio has generated stronger growth and margins compared with the broader BHP Billiton portfolio over the last 10 years
– production CAGR1 of 7% (versus 4%)
– Underlying EBIT CAGR1,2 of 21% (versus 15%)
– an average Underlying EBIT margin2,3 of 48% (versus 41%)
Our core portfolio of very long life assets contains multiple embedded growth options
– brownfield expansions often provide attractive returns relative to other growth options
Higher margins with no material change in volatility
(Underlying EBIT margin2,3, %)
60
50
40
30
20
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
H1 FY15
BHP Billiton
Core portfolio
Core portfolio focused on Tier 1 resources
(FY14 average resource life4, years)
125
100
75
50
25
0
BHP Billiton
Core portfolio
1. Compound annual growth rate (CAGR) from FY04 to FY14. Production CAGR is calculated on a copper equivalent basis.
2. Calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 for periods FY13 onwards.
3. Excludes third party trading.
4. Mineral / Coal Resource life is estimated from the resources converted to a run-of-mine basis using historical resources to reserves conversion divided by the FY14 production rate on a 100% basis. Refer to Mineral or Coal Resource classifications and Petroleum Inventory classifications on slides 16 and 17 (which are available at www.bhpbilliton.com).
Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 8

An appropriate capital structure for both companies

bhpbilliton
resourcing the future

- South32's capital structure was carefully considered
  - nature and scale of business
  - strategic objectives and access to capital
  - targeted investment grade credit rating
- BHP Billiton's net debt, liabilities and obligations are reduced
  - modest reduction in net debt
  - 23% reduction in closure and rehabilitation provisions
  - relevant employee provisions and operating lease obligations also transferred

South32 pro forma balance sheet items[1]
(31 December 2014, US$ billion)



2.0
1.5
1.0
0.5
0.0
US$2.2 billion
0.7
1.5
Net debt
Closure and rehabilitation provisions

1. Represents selected South32 pro forma balance sheet items prepared on the basis that the demerger was effected and completed on 31 December 2014 with pro forma adjustments made to reflect, amongst other things, the move to joint control of the Manganese business.

Demerger of South32 unlocks shareholder value, 17 March 2015

Slide 9

BHP Billiton’s balance sheet will remain strong
bhpbilliton resourcing the future
Our strong balance sheet and solid A credit rating are fundamental enablers of our strategy
– following the announcement of the demerger Standard & Poor’s and Moody’s affirmed our A+/A1 credit ratings, respectively, both with a stable outlook
Diversification is retained post demerger, with broad end-market exposure
– our core portfolio contributed 96% of BHP Billiton’s Underlying EBIT in FY14
– South32 assets provide no material reduction in cash flow volatility
BHP Billiton balance sheet strength
(net debt, US$ billion)
30
25
20
15
H1 FY13
H2 FY13
H1 FY14
H2 FY14
H1 FY15
H1 FY15 pro forma
Diversified by commodity, geography and market
(core portfolio, FY14 % contribution)
100
75
50
25
0
Coal
Petroleum
Copper
Iron Ore
North America
South America
Australia
RoW
Australia
Europe
North America
Other Asia
India
Japan
China
Revenue by commodity
Revenue by geography
Revenue by market
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 10

bhpbilliton resourcing the future
Any dividends from South32 will represent additional cash returns to shareholders
We remain committed to our policy to steadily increase or at least maintain our base dividend at each half yearly payment
We do not plan to rebase the dividend post the demerger of South32, implying a higher payout ratio
In addition, South32 intends to pay out a proportion of its Underlying Earnings as dividends to its shareholders1
We aim to maintain or grow the base dividend
(dividends determined, US cents per share)
75
CAGR: 16%2
50
25
0
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15
H1 H2
1. Subject to South32’s first two priorities for cash flow, being a commitment to maintain safe and reliable operations and an intention to maintain an investment grade credit rating through the cycle.
2. Refers to the compound annual growth rate (CAGR) over the period H1 FY05 to H1 FY15.
Demerger of South32 unlocks shareholder value, 17 March 2015
Slide 11

bhpbilliton resourcing the future
A demerger is the preferred approach to achieve simplification
A demerger was selected as the preferred separation approach from the multiple alternative structures considered
The Board believes the selected demerger is more likely to maximise value for shareholders than other alternatives, with more certainty and potentially lower costs
Achieves significant simplification for BHP Billiton in a single step
Opportunity for South32 to maximise the value of its assets through the adoption of a tailored strategy
Greater investment choice for shareholders and ability to choose their level of investment in BHP Billiton and South32
Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 12 bhpbilliton resourcing the future
Advantages of the demerger outweigh the disadvantages and risks
The Board believes that the demerger has the potential to create more shareholder value than if the South32 assets were to remain within BHP Billiton
– even greater focus on our core portfolio to drive substantial benefits in the longer term, beyond the US$4.0 billion per annum1 in productivity-led gains already targeted
– South32’s dedicated Board and management team to pursue an independent business and investment strategy specifically tailored for its portfolio
We expect the value of the cost savings arising from portfolio simplification alone to more than offset the demerger’s one-off transaction costs
– enables BHP Billiton to streamline its organisational model which is expected to result in ~US$100 million per annum cost savings2, the value of which exceeds…
– total one-off demerger-related costs of approximately US$738 million (of which US$339 million relates to stamp duty and cash tax)3
South32 intends to implement a regional operating model, which is expected to generate cost savings in the near term that outweigh the additional costs of US$60 million per annum that South32 is expected to initially incur as a standalone company
Note: Figures presented on a pre-tax basis.
1. Represents planned annualised productivity-led gains to be delivered from our core portfolio only by the end of FY17, relative to FY14.
2. 90% of BHP Billiton’s functional cost savings of US$100 million per annum are expected to be achieved by the end of FY17. One-off restructuring costs of ~US$55 million are expected to be incurred in connection with implementing these cost savings.
3. The one-off costs referred to are only estimates, and the actual costs incurred may differ from these estimated costs, and the difference may be significant. Further information is contained in the Shareholder Circular relating to the demerger.
Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 13 bhpbilliton resourcing the future
Creating two great companies
Our strategy has remained unchanged for over a decade and enabled us to deliver superior returns through the cycle
Ongoing simplification of the portfolio has been, and for BHP Billiton will continue to be, a key driver of delivering and sustaining productivity improvements
A demerger is the optimal structure for separating the South32 assets
Following the demerger, BHP Billiton will be focused on its upstream, Tier 1 assets
South32 will be a new diversified metals and mining company with a complementary portfolio of assets
A joint electorate vote will be held on 6 May 2015
The BHP Billiton Board recommends that shareholders vote in favour of the demerger
Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 14 bhpbilliton resourcing the future

Mineral or Coal Resource classifications

Asset	Mineral or Coal Resources (Mt)			ROM conversion factors (%)	ROM production (Mt)	Resource life (years)	BHP Billiton interest (%)
	Measured	Indicated	Inferred				
Iron ore[1]							
WAIO	2,600 @ 60.0% Fe	5,600 @ 59.8% Fe	15,000 @ 59.0% Fe	66	250	60	88[2]
Samarco JV	3,000 @ 39.3% Fe	2,800 @ 37.2% Fe	1,700 @ 36.2% Fe	50	32	>100	50
Copper							
Escondida[3]	5,750 @ 0.65% Cu	4,070 @ 0.53% Cu	16,400 @ 0.48% Cu	100	148	>100	57.5
Pampa Norte[4]	860 @ 0.60% Cu	1,130 @ 0.48% Cu	1,100 @ 0.40% Cu	100	52	59	100
Olympic Dam[5]	1,220 @ 0.99% Cu, 0.30kg/t U3O8, 0.38g/t Au, 2g/t Ag	4,480 @ 0.82% Cu, 0.25kg/t U3O8, 0.30g/t Au, 2g/t Ag	3,850 @ 0.73% Cu, 0.25kg/t U3O8, 0.24g/t Au, 1g/t Ag	100	11	>100	100
Antamina	240 @ 0.91% Cu, 10g/t Ag, 0.60% Zn, 285ppm Mo	827 @ 0.88% Cu, 10g/t Ag, 0.74% Zn, 183ppm Mo	1,020 @ 0.82% Cu, 10g/t Ag, 0.61% Zn, 129ppm Mo	100	45	46	33.8
Nickel West[6]	360 @ 0.62% Ni	295 @ 0.58% Ni	357 @ 0.63% Ni	76	12	64	99
Coal							
Queensland Coal[7]	3,043	6,580	4,312	76	93	>100	56[8]
NSW Energy Coal	1,582	2,346	1,721	77	26	>100	100
Cerrejón	2,885	988	695	77	37	96	33.33
New Mexico Coal[9]	90	43	1	75	6	18	100
Potash							
Jansen	5,350 @ 25.7% K2O	-	1,270 @ 25.7% K2O	22	30[10]	48[10]	100

1. Tonnages are reported on a wet basis.
2. WAIO BHP Billiton interest is reported as Pilbara Ore Reserve tonnes weighted average across all Joint Ventures. BHP Billiton ownership varies between 85% and 100%.
3. Escondida includes Escondida, Escondida Norte, Pampa Escondida, Pinta Verde and Chimborazo, and assumes processing through existing or committed plant facilities.
4. Pampa Norte includes Spence and Cerro Colorado and assumes processing through existing plant facilities.
5. Mineral Resources include only ore types with copper mineralisation (i.e. gold bearing non-sulphides mineral category is excluded).
6. Reflects a 50% holding in Jericho resources.
7. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset operated by BHP Billiton.
8. Interest represents the weighted average of BHP Billiton's ownership in Queensland Coal resources.
9. Includes San Juan only.
10. Based on aspirational potash capacity (10 Mtpa KCl) stated on a 100% basis.

Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 16

Petroleum Inventory classifications
bhpbilliton resourcing the future
Petroleum Reserves and Contingent Resources 2P+2C Resource life (years) and detail by category
2P/2C 1P 2P 1C 2C FY14 production
(years) (years) (years) (years) (years) (MMboe)
Macedon 15.3 12.7 14.6 0.4 0.7 5.5
Pyrenees 8.6 5.1 7.8 0.3 0.8 7.5
Bass Strait 17.5 10.0 13.5 2.4 4.0 34.0
North West Shelf 14.4 10.0 10.8 2.6 3.5 28.8
Angostura 10.2 7.6 9.8 0.1 0.4 7.5
Shenzi 7.3 5.1 6.4 0.6 1.0 15.3
Atlantis 16.4 6.5 12.7 1.3 3.7 16.9
Mad Dog 90.3 18.8 26.0 26.6 64.3 3.1
Onshore US 76.8 11.6 42.7 14.2 34.1 108.1
Demerger of South32 unlocks shareholder value, 17 March 2015 Slide 17 bhpbilliton resourcing the future

SOUTH32
MAKING A DIFFERENCE FROM THE GROUND UP
GRAHAM KERR, CEO ELECT
MARCH 2015

SOUTH32
IMPORTANT INFORMATION AND DISCLAIMER
Nature of this presentation
The information contained in this presentation does not constitute a prospectus or other listing document in relation to BHP Billiton or the new company proposed to be demerged from BHP Billiton (‘South32’) in any jurisdiction and is summary information provided for information purposes only. Any investment decision in relation to South32 should be made only on the basis of the information contained in the Listing Document for the relevant jurisdiction. The “Listing Documents”, which have been published today and are available, subject to applicable securities laws, on the BHP Billiton website at www.bhpbilliton.com/demerger, comprise a prospectus which has been approved by the UK Listing Authority in connection with the proposed admission of South32’s ordinary shares to the standard listing segment of the Official
List of the UK Financial Conduct Authority and to trading on the Main Market for listed securities of London Stock Exchange plc, an information memorandum in connection with South32’s application for the admission of its ordinary shares to listing on the Australian Securities Exchange and a pre-listing statement in connection with South32’s application for the admission of its ordinary shares to listing on the Johannesburg Stock Exchange.
This presentation should not be relied upon in connection with voting on the proposed demerger. Information relating to the proposed demerger is set out in the Shareholder Circular. The Shareholder Circular is available on BHP Billiton’s website at www.bhpbilliton.com/demerger. Subject to applicable securities laws, shareholders may obtain printed copies of the Shareholder Circular and the Listing Document applicable to their jurisdiction (the “Disclosure Documents”) free of charge by calling the Shareholder Information Line (details set out in section 3.9 of the Listing Documents and under “Important notices” at the start of the Shareholder Circular).
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in South32 in any jurisdiction.
UK Financial Services and Markets Act 2000 approval
The contents of this presentation, entitled “Making a Difference from the Ground Up”, which have been prepared by and are the sole responsibility of BHP Billiton, have been approved by Goldman Sachs International solely for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000 (as amended). Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for BHP Billiton and no one else in connection with the proposed demerger of South32 and will not be responsible to anyone other than BHP Billiton for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the proposed demerger of South32 or any matter referred to herein.
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from South32 operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals and metals produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include South32’s ability to profitably produce and transport the minerals and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals or metals South32 produces; activities of government authorities in some of the countries where South32 is exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the Disclosure Documents.
Except as required by applicable regulations or by law, neither BHP Billiton nor South32 undertakes any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.
INVESTOR PRESENTATION MARCH 2015 SLIDE 2

SOUTH32
IMPORTANT INFORMATION AND DISCLAIMER (CONTINUED)
BHP Billiton non-IFRS financial information
BHP Billiton results which have been published in the Disclosure Documents are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. The Disclosure Documents and/or this presentation also include certain non-IFRS measures including Underlying EBIT margin, Underlying EBITDA margin, Net debt and Net operating assets. These measures are used internally by management to assess the performance of BHP Billiton business, make decisions on the allocation of BHP Billiton resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
South32 financial information
This presentation and the Disclosure Documents include historical combined financial information and pro forma financial information relating to South32. The historical combined financial information has been prepared by aggregating the historical financial information relating to the businesses that will be held by South32 as at the date of the demerger. The pro forma financial information has been prepared for the purpose of showing the impact of the demerger on South32’s financial performance and position. Details of the basis of preparation and presentation of the South32 financial information are set out in the Disclosure Documents.
The South32 financial information in this presentation and/or the Disclosure Documents include references to Underlying Earnings, Underlying EBIT and Underlying EBITDA, which are used to assess the performance of South32 and its businesses. Underlying EBITDA and Underlying EBIT are calculated based on the accounting policy that South32 proposes to use when discussing its operating results in future periods. The accounting policy proposed by South32 for calculating these measures differs from that currently used by BHP Billiton. Further information on the calculation of these measures is set out in the Disclosure Documents.
Presentation of data
Unless specified otherwise, all references to Underlying EBIT, Underlying EBITDA, Underlying EBIT margin and Underlying EBITDA margin include third party trading activities. Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments and other operations are reported on a proportionate consolidation basis.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton or South32.
No financial or investment advice – South Africa
BHP Billiton and South32 do not provide any financial or investment ‘advice’, as that term is defined in the South African Financial Advisory and Intermediary Services Act 37 of 2002, and we strongly recommend that you seek professional advice.
No SEC or Exchange Act registration – United States
The demerger of South32 from BHP Billiton will not be registered with the US Securities and Exchange Commission (SEC) under the US Securities Act of 1933, as amended. BHP Billiton expects South32 to qualify for the exemption from registration under Rule 12g3-2(b) of the US Securities Exchange Act of 1934, as amended (‘Exchange Act’), and accordingly the South32 shares will not be registered under the Exchange Act and South32 will not be subject to the reporting requirements of the Exchange Act.
INVESTOR PRESENTATION MARCH 2015 SLIDE 3

SOUTH32
A NEW COMPANY FROM THE GROUND UP
An experienced board and management team with clearly defined strategic priorities
A cash generator with high quality metals and mining assets competitively positioned in their respective cost curves
A lean operating model designed to further reduce costs and increase productivity
A simple approach to capital management underpinned by a commitment to maximise total shareholder returns
Well positioned to pursue investments that meet strict financial criteria
INVESTOR PRESENTATION MARCH 2015 SLIDE 4

SOUTH32
AN EXPERIENCED BOARD AND MANAGEMENT TEAM
Board1
Keith Rumble Independent Non-executive Director
David Crawford Chairman and Independent Non-executive Director
Xolani Mkhwanazi Non-executive Director
Chief Executive Officer and Executive Director Graham Kerr
Chief Operating Officer - Australia Ricus Grimbeek
Chief Operating Officer - Africa Mike Fraser
Chief Commercial Officer
Chief Financial Officer Brendan Harris
Chief People Officer Jo McConnell (Acting)
Chief Legal Officer & Company Secretary Nicole Duncan
1 Further Board members to be appointed in time.
INVESTOR PRESENTATION MARCH 2015 SLIDE 5

SOUTH32
CLEARLY DEFINED STRATEGIC PRIORITIES
Establish a distinctive, powerful culture and identity
Enhance environmental, health, safety and social programs
Embed a lean operating model that is aggregated at the regional level
Reduce costs and improve productivity
Create strong alignment with investors
Develop and pursue investment opportunities
Continually seek to optimise the portfolio
Cannington, Australia
INVESTOR PRESENTATION MARCH 2015 SLIDE 6

SOUTH32
A FOCUS ON SUSTAINABILITY WILL BE A SOURCE OF FUTURE COMPETITIVE ADVANTAGE
Aim to continuously improve safety performance
Aspire to have no person hurt at work
Be socially and environmentally responsible, providing a better future for host communities
Seek to minimise the environmental impact of operations
Energy efficiency
Biodiversity and land management
Water resource management
Promote a diverse and inclusive workplace
INVESTOR PRESENTATION MARCH 2015 SLIDE 7

A GLOBALLY DIVERSIFIED METALS AND MINING COMPANY

SOUTH32

- Operations in Australia, Southern Africa and Colombia
- Non-operated JV interests in Brazil
- Strongly diversified by commodity and customer
  - US$8.3b of revenue in FY2014[1]
- Proposed listings on the ASX, JSE and LSE[2]



Nickel 5%
Met. Coal 8%
Silver Lead Zinc 26%
Manganese ore and alloy 21%
Energy coal 11%
Alumina Aluminium 29%
Underlying EBITDA by commodity[1]
South America 12%
Southern Africa 29%
Australia 59%
Underlying EBITDA by geography[1]
Americas 7%
Australia 9%
Southern Africa 12%
Other Europe 6%
Germany 2%
UK 3%
Italy 4%
Belgium 4%
Switzerland 7%
Other Asia 9%
Singapore 5%
South Korea 6%
India 7%
Japan 8%
China 11%
Revenue by market[1]



Global marketing centre
Singapore
Regional head office
Global shared services
Johannesburg
Hotazel
Manganese ore
Mozal
Aluminium
Metalloys
Manganese alloys
Hillside
Aluminium
South Africa Energy Coal
Energy coal
GEMCO
Manganese ore
Head office
Perth
Cannington
Silver, Lead, Zinc
Worsley
Alumina
Illawarra Coal
Metallurgical coal
TEMCO
Manganese alloys
Cerro Matoso
Nickel
MRN
Bauxite
Alumar
Aluminium / Alumina
Offices
Assets

[1] Based on FY2014. Manganese revenue and Underlying EBITDA presented on a proportional consolidation (60 per cent) basis. Revenue by market represents location of customer.
[2] An OTC ADS program will also be established for South32.

INVESTOR PRESENTATION MARCH 2015 SLIDE 8

HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES
SOUTH32
Leading assets in the first quartile of industry cost curves
– GEMCO: largest Mn ore producer
– Cannington: largest silver producing mine
– Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
Source: Wood Mackenzie, CRU and AME Group data based on CY2013 production
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 Production figures are South32 share, unless otherwise stated.
3 On a 100% basis.
4 Cost quartile position on a co-product basis
5 Cash cost position based on Wood Mackenzie Aluminium smelter costs release 2014 Q4. As per South32’s financial statements and as outlined in section 7.1 (b) and (c) of the South32 Listing Documents the unit operating costs of Mozal Aluminium have been higher than those of Hillside.
Industry cost/margin1 curve position and FY2014 production for key South32 assets2
1st quartile 2nd quartile 3rd quartile 4th quartile
GEMCO3 4,776 Kt Mn ore
Cannington4 25.2 Moz Ag
Worsley Alumina 3,916 Kt Alumina
Mozal Aluminium5
266 Kt Al
Hillside5 715 Kt Al
Illawarra Met. Coal1 7,512 Kt Met/Energy coal
Cerro Matoso 44 Kt Ni
Alumar Refinery 1,262 Kt Alumina
SA Energy Coal3 30,384 Kt Energy coal
Hotazel Mines3 3,526 Kt Mn ore
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 9

SOUTH32
HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES
Leading assets in the first quartile of industry cost curves
– GEMCO: largest Mn ore producer
– Cannington: largest silver producing mine
– Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
90% of H1 FY2015 Underlying EBITDA2 generated by first and second quartile assets
Source: Wood Mackenzie, CRU and AME Group data based on CY2013 production
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 100% Underlying EBITDA (excluding Third party products and Group and unallocated) includes TEMCO: US$21m (1.6%), Metalloys: US$(6)m and Alumar Smelter: US$54m (4.0%).
3 Production figures are South32 share, unless otherwise stated.
4 On a 100% basis.
Contribution of key South32 assets3 to H1 FY2015 combined Underlying EBITDA2
0% 25% 50% 75% 100%
GEMCO4 4,776 Kt Mn ore 14.4%
Cannington 25.2 Moz Ag 13.6% 1st quartile
Worsley Alumina 3,916 Kt Alumina 10.6%
Mozal Aluminium 266 Kt Al 6.5%
Hillside 715 Kt Al 14.9%
Illawarra1 Met. Coal 7,512 Kt Met/Energy coal 8.9%
Cerro Matoso 44 Kt Ni 8.4% 2nd quartile
Alumar Refinery 1,262 Kt Alumina 6.4%
SA Energy Coal4 30,384 Kt Energy coal 6.2%
Hotazel Mines4 3,526 Kt Mn ore 5.1%
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 10

HIGH QUALITY ASSETS COMPETITIVELY POSITIONED IN THEIR RESPECTIVE COST CURVES
SOUTH32
Leading assets in the first quartile of industry cost curves
– GEMCO: largest Mn ore producer
– Cannington: largest silver producing mine
– Worsley Alumina: one of the largest alumina refineries
Hillside, Mozal Aluminium, Illawarra Metallurgical Coal, Cerro Matoso, Alumar Refinery and South Africa Energy Coal are also large and well positioned in their respective industry cost/margin curves1
90% of H1 FY2015 Underlying EBITDA2 generated by first and second quartile assets
These assets have been well maintained and have significant resource lives
Historical combined total capital expenditure3
(US$b) 3 2 1 0
Execution of major capital projects including: GEMCO expansion
WorsleyAlumina Efficiency and Growth Project
South Africa Energy Coal projects
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
1 Represents operating cash cost quartile position, with the exception of Illawarra Metallurgical Coal which is represented as the position on the industry margin curve to account for coal quality differentials.
2 Underlying EBITDA (excluding Third party products and Group and unallocated).
3 Capital expenditure for FY2012 to FY2014 is based on historical combined financial information for South32 included in Annexure 1 of the South32 Listing Documents. For the period FY2005 to FY2011 capital expenditure is based on information previously published by BHP Billiton as unaudited supplementary financial information released as part of BHP Billiton’s results announcements.
OVERVIEW OF SOUTH32 MARCH 2015 SLIDE 11

A CASH GENERATOR THROUGH THE CYCLE
SOUTH 32
Combined Underlying EBITDA1 of more than US$2.0b p.a. over the last decade
– Average Underlying EBITDA margin1 of 36% over the last decade
Cash from operations has significantly exceeded capital expenditure
– Net operating cash flows before financing activities and tax and after capital expenditure of US$1.4b in FY2014 2
1 Underlying EBITDA is earnings before depreciation and amortisation, net finance costs, taxation and any earnings adjustment items. Underlying EBITDA and margin excludes third party product sales and group and unallocated items.
2 Net operating cash flows before financing activities and tax and after capital expenditure. On a pro forma basis, net operating cash flows before financing activities and tax and after capital expenditure would be US$1,035m in FY2014.
3 Cash generated from operations including dividends received (including from equity accounted investments).
Historical combined Underlying EBITDA and margin1
(US$b, %)
7 6 5 4 3 2 1 0 50.0% 40.0% 30.0% 20.0% 10.0%
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
Total Underlying EBITDA Underlying EBITDA margin (%)
Historical combined cash generation and capital expenditure (US$b)
3 2 1 0
0.9 1.0 1.4
FY12 FY13 FY14
Cash from operations3 Net operating cash flows2
Total capital expenditure
INVESTOR PRESENTATION MARCH 2015 SLIDE 12

A LEAN OPERATING MODEL DESIGNED TO FURTHER REDUCE COSTS AND INCREASE PRODUCTIVITY

- A focused and lean corporate structure
- Functional support will be aggregated at the regional level
  - Reduces a layer of management
  - Facilitates greater alignment with regional stakeholders
- Overhead cost savings from implementation of the regional model are expected to outweigh the costs of establishing South32's corporate centre[1]



Chief Executive Officer and Executive Director (Perth)
President and Chief Operating Officer Africa (Johannesburg)
Chief Financial Officer² (Perth)
President and Chief Operating Officer Australia (Perth)
Mozal Aluminium
South Africa Energy Coal
South Africa Aluminium
South Africa Manganese
Support Functions (Johannesburg)
Chief Legal Officer & Company Secretary (Perth)
Chief People Officer (Perth)
Chief Commercial Officer³ (Perth)
Brazil Aluminium
Worsley Alumina
Illawarra Metallurgical Coal
Cerro Matoso
Australia Manganese
Cannington
Support Functions (Perth)
Corporate
Region
Operated Businesses
Non-operated Businesses

[1] The financial accounts included in the South32 Listing Documents do not include the costs that will be incurred when South32 establishes its corporate centre. This is expected to result in a US$60m per annum increase in costs, although the implementation of South32's regional model is expected to deliver cost savings of a greater amount.
[2] Shared services center (Johannesburg) reports to the CFO.
[3] Marketing (Singapore) reports to the CCO.

INVESTOR PRESENTATION MARCH 2015 SLIDE 13

WELL POSITIONED TO PURSUE INVESTMENTS THAT MEET STRICT FINANCIAL CRITERIA
SOUTH32
A strong Balance Sheet and investment grade credit rating are core to the strategy
– Opening net debt of ~US$0.7b1
– Closure and rehabilitation provisions of ~ US$1.5b1 also transfer to South32
Significant liquidity from day one
– US$1.5b revolving syndicated bank facility
Expected to have the financial strength and flexibility required to pursue investments that meet strict financial criteria
1 Based on pro forma financial information. Net debt includes finance leases but does not include the fair value of South32’s non-current derivatives.
2 List does not comprise all options under analysis.
3 6 2 1 5 4 7
Options Under Analysis2
1 Cannington Silver, Lead, Zinc Mine life extension
2 South Africa Energy Coal Energy Coal Leandra project Naudesbank project
3 MRN Bauxite Mine life extension
Definition (Feasibility)
4 South Africa Energy Coal Energy coal
Klipspruit Extension Khutala Life Extension
Project Execution
5 Hotazel Manganese Ore Wessels central block
6 GEMCO Manganese Ore Premium Concentrate Projects
7 Illawarra Met. Coal Metallurgical coal Appin Area 9
INVESTOR PRESENTATION MARCH 2015 SLIDE 15

A SIMPLE APPROACH TO CAPITAL MANAGEMENT

SOUTH32

- Well defined priorities for cash flow
  - Maintain safe and reliable operations and an investment grade credit rating through the cycle



Maximise cash flow
Competition for excess capital
Distribute a minimum 40% of Underlying Earnings as ordinary dividends
Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities

Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32's franking account balance and its level of distributable profits. South32's franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.

INVESTOR PRESENTATION MARCH 2015 SLIDE 15

A SIMPLE APPROACH TO CAPITAL MANAGEMENT
SOUTH32
Well defined priorities for cash flow
– Maintain safe and reliable operations and an investment grade credit rating through the cycle
– Shareholder dividends
› Intention to distribute a minimum of 40% of Underlying Earnings as dividends following each six month reporting period1
Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32’s franking account balance and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.
1 Dividends will be declared in US dollars consistent with South32’s reporting currency.
Maximise cash flow
Competition for excess capital Distribute a minimum 40% of Underlying Earnings as ordinary dividends Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities
INVESTOR PRESENTATION MARCH 2015 SLIDE 16

A SIMPLE APPROACH TO CAPITAL MANAGEMENT
SOUTH32
Well defined priorities for cash flow
– Maintain safe and reliable operations and an investment grade credit rating through the cycle
– Shareholder dividends
– Excess capital to be allocated to the option that maximises total shareholder returns
› Special dividends
› Share buy backs
› High return investments that meet strict financial criteria
Note: South32 will distribute dividends with the maximum practicable franking credits for the purposes of the Australian dividend imputation system. The extent to which any dividend can be franked will depend on South32’s franking account balance and its level of distributable profits. South32’s franking account balance will depend on the amount of Australian income tax paid by South32 following the demerger. No assurance can be given in relation to the level of future dividends or the franking of such dividends (if any) as these will depend on future events and circumstances.
Maximise cash flow
Competition for excess capital Distribute a minimum 40% of Underlying Earnings as ordinary dividends Maintain safe and reliable operations and an investment grade credit rating through the cycle
Cash flow priorities
INVESTOR PRESENTATION MARCH 2015 SLIDE 17

A NEW COMPANY FROM THE GROUND UP
SOUTH32
An experienced board and management team with clearly defined strategic priorities
A cash generator with high quality metals and mining assets competitively positioned in their respective cost curves
A lean operating model designed to further reduce costs and increase productivity
A simple approach to capital management underpinned by a commitment to maximise total shareholder returns
Well positioned to pursue investments that meet strict financial criteria
INVESTOR PRESENTATION MARCH 2015 SLIDE 18

SOUTH 32

bhpbilliton resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary